SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Portage Biotech Inc.

Ordinary Shares, No Par Value
(Title of Class of Securities)

G7185A102
(CUSIP Number)

Andrew D. Hudders, Esq. Golenbock Eiseman Assor Bell & Peskoe LLP, 711 third Avenue, 17th Floor, New York, New York 10017 (212-907-7300)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7185A102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Gregory H. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
63,797,521 (1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
63,797,521 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,797,521 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Includes 510,411 shares issuable upon exercise of vested options..

Item 1. Security and Issuer

The class of equity securities to which this Statement of Schedule 13D (“Schedule 13D”) relates is the ordinary shares (“Common Stock”) of Portage Biotech Inc., a company organized under the laws of the British Virgin Islands (“Issuer”).  The principal executive office of the Issuer is 7 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Dr. Gregory H. Bailey (the “Reporting Person”)

(b)

The Reporting Person’s business address is 4th Floor, Viking House, Nelson Street, Douglass, Isle of Mann IM1 2AH.

(c)

The Reporting Person principal occupation is engaging in investment strategies for drug development opportunities through various corporate entities, including Mediqventures, which has an office at 4th Floor, Viking House, Nelson Street, Douglass, Isle of Mann IM1 2AH.

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) under United States law.

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding under United States law of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The securities were acquired by the Reporting Person through the use of personal funds and provisions of services.

Item 4. Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer.  The Reporting Person may from time to time take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his shares of Common Stock (or other securities of the Issuer), including exercising of outstanding options; (ii) changing his current intentions with respect to any or all matters referred to in this Item 4; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, of direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set forth in this Schedule 13D and publicly announced by the Issuer, the Reporting Person does not have any plans or proposals which would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)

Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns an aggregate of 63,797,521 shares of Common Stock, including options to acquire 510,411 shares, representing an aggregate of 23% of the Issuer’s Common Stock on a beneficial basis, based on 265,186,809 shares outstanding.

(b)

The Reporting Person has the sole power to vote and to dispose of the 63,797,521 shares of Common Stock.

(c)

The Reporting Person has made no purchases of the Common Stock within the 60 days preceding this report.

(d)

Not applicable

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: December 4, 2017
/s/ Dr. Gregory H. Bailey
Dr. Gregory H. Bailey